Exhibit 99.1

 ENTRÉE GOLD INTERSECTS 759 METRES OF 0.45% CU AT ANN MASON

PRELIMINARY METALLURGY INDICATES EXCELLENT COPPER RECOVERIES

Vancouver, B.C., March 01, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") has received complete assay results from four additional diamond drill holes on its 100% owned Ann Mason copper-molybdenum porphyry deposit in the Yerington district of Nevada. Hole EG-AM-11-020 intersected 759 metres of 0.45% Cu (0.49% CuEq), which is well above the average grade of the deposit.  Holes EG-AM-11-019, 020 and 021 are located in the western portion of the deposit and have expanded the boundary of potentially economic mineralization.  Hole EG-AM-11-022 is an infill hole located on the eastern side of the deposit.  Summary information is provided in Table 1 below. Hole locations and cross sections can be viewed at www.entreegold.com.

Encouraging results have also been received for preliminary flotation studies on drill core composite material conducted by METCON Research in Tucson, Arizona.  The results yielded exceptional copper recoveries of over 93%, well above the results of historical test work carried out by Anaconda in the 1970s.

Entrée's President & CEO, Greg Crowe, commented, "Mineralization at Ann Mason has been extended to depths beyond 1,000 metres and the known limits of the deposit continue to be pushed out to the west and to the north. Drilling has regularly intersected long intervals of strong mineralization, including the excellent results returned from EG-AM-11-020. In addition, the encouraging metallurgical results will feed into our recently commissioned Preliminary Economic Assessment for Ann Mason and Blue Hill.”

Table 1. Significant intercepts from drill holes EG-AM-11-019 to 022.

Hole	From (m)	To (m)	Width (m)	Cu %	Au g/t	Ag g/t	Mo %	CuEq* %
EG-AM-11-019	692	1090	398	0.33	0.01	0.34	0.002	0.35
including	696	980	284	0.39	0.01	0.31	0.003	0.41
EG-AM-11-020	334	1093	759	0.45	0.02	0.35	0.007	0.49
EG-AM-11-021	192	1044	852	0.35	0.01	0.42	0.005	0.38
EG-AM-11-022	90	818	728	0.31	0.04	0.73	0.008	0.37
including	90	638	548	0.35	0.04	0.78	0.008	0.41

*Copper equivalent (“CuEq”) is calculated using assumed metal prices of: copper US$2.50/lb; molybdenum US$15.00/lb; gold US$1000/oz; and silver US$15.00/oz and assumed metallurgical recoveries relative to copper of: molybdenum 70%; gold 85%; and silver 85%.

Discussion of Results

Hole EG-AM-11-019 is located on the southwest margin of the deposit and extends mineralization 100 metres to the southwest of previously reported hole EG-AM-11-007 (520 metres of 0.37% Cu).  Holes

EG-AM-11-020 and 021 are located on the western limit of the deposit 225 and 350 metres respectively northwest of EG-AM-11-007.  The results from both of these holes extend mineralization over 250 metres west from previously reported hole EG-AM-11-017 and to a depth of over 1000 metres below surface.  Chalcopyrite is the dominant sulphide in both of these holes.

Hole EG-AM-11-022 is an infill hole located on the east side of the deposit, 75 metres north of previously reported hole EG-AM-11-009 (702 metres of 0.41% Cu; refer to press release dated July 14, 2011). The hole supports the anticipated grade and continuity of mineralization in this area.

Metallurgical Study

Metallurgical results have been received from METCON Research in Tucson, Arizona for a preliminary flotation study on two composite samples of sulphide-bearing diamond drill core from Ann Mason.  The two composite samples have head grades of 0.46% Cu and 0.37% Cu and returned 93.8% and 93.4% copper recovery in locked cycle flotation testing producing concentrates grading 36.4% Cu and 27.2% Cu respectively. The metallurgical recoveries indicated from the initial test work are extremely encouraging and produce a high quality copper concentrate with no deleterious elements.  Additional grindability and flotation testwork is being initiated on two new sulphide composites from Ann Mason.  In addition, column leach testwork on oxide mineralization from Blue Hill is also underway.  These results will be reported once the studies are complete.

QUALITY ASSURANCE AND CONTROL

Split core samples were prepared and analyzed at Skyline Assayers and Laboratories in Tucson, Arizona.  Prepared standards, blanks and duplicates are inserted at the project site to monitor the quality control of the assay data.  Drill intersections described in this news release are based on core lengths and may not reflect the true width of mineralization.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President Exploration, a Qualified Person as defined by National Instrument 43-101, has reviewed the technical information contained in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects.  The Company has significant interests in three key copper porphyry deposits:  the Hugo North Extension and the Heruga deposits in Mongolia, and the Ann Mason deposit, located near Yerington, Nevada.

The Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi mining license held by Oyu Tolgoi LLC (“OTLLC”), a subsidiary of Ivanhoe Mines and the Government of Mongolia.  A portion of Lookout Hill (Shivee West) is 100% owned by Entrée.  The remainder is subject to a joint venture with OTLLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. The deposits are included in the larger Oyu Tolgoi mining complex – Rio Tinto is the project manager.  Excellent exploration potential remains on the property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico.  The primary North American asset is the Ann Mason property.  The Ann Mason deposit hosts an inferred mineral resource estimate of 810 million tonnes grading 0.40% Cu using a 0.30% copper cut-off, containing approximately 7.1 billion pounds of copper. The property has considerable potential, both to increase the size of the Ann Mason deposit and to discover additional targets.

In addition to being a politically stable jurisdiction and close to infrastructure, the Yerington copper camp has seen significant historic copper production along with a resurgence of exploration activity and now hosts over 20 billion pounds of copper in several deposits owned by a diverse group of companies.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the potential for discovery of additional mineralized zones in Mongolia, the potential for expansion of the Ann Mason deposit and the discovery of additional targets on the Ann Mason property, the inclusion of metallurgical test results in a Preliminary Economic Assessment, plans to prepare a Preliminary Economic Assessment on the Ann Mason project, and plans for future exploration and/or development programs and budgets.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, that the size, grade and continuity of deposits has been interpreted correctly from exploration results, that the results of preliminary test work are indicative of what the results of future test work will be, the effects of general economic conditions, the prices of copper, gold and molybdenum, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company’s Annual Information Form for the financial year ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws